Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

0B51job, Inc. Reports Second Quarter 2014 Financial Results

SHANGHAI, China, August 11, 2014 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2014 ended June 30, 2014.

Second Quarter 2014 Financial Highlights:

●	Total revenues increased 13.1% over Q2 2013 to RMB457.5 million (US$73.8 million), exceeding the Company’s guidance range
●	Online recruitment services revenues increased 15.8% over Q2 2013 to RMB312.0 million (US$50.3 million), which reflected the impact of a value-added tax (“VAT”) policy change effective June 1, 2014
●	Gross margin of 73.9% compared with 73.7% in Q2 2013
●	Income from operations decreased 2.4% over Q2 2013 to RMB122.4 million (US$19.7 million)
●	Fully diluted earnings per common share were RMB0.86 (US$0.28 per American depositary share (“ADS”))
●	Excluding share-based compensation expense, gain from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per common share were RMB2.75 (US$0.89 per ADS), exceeding the Company’s guidance range
●	Cash and short-term investments increased to RMB4,207.9 million (US$678.3 million) as of June 30, 2014

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “In the second quarter, we made good progress in our customer acquisition efforts as we saw robust expansion of the unique employer user base in our online business. We were also pleased with the performance of our other HR services area which, despite operational adjustments we are currently undergoing in our HR outsourcing business, maintained solid growth and was lifted by increased contribution of our training and other services. We remain focused on our long-term vision to become the most comprehensive, end-to-end HR services provider in China and are pursuing initiatives, investments and opportunities to strengthen our market leadership and achieve this goal.”

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

Second Quarter 2014 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2014 were RMB457.5 million (US$73.8 million), an increase of 13.1% from RMB404.4 million for the same quarter in 2013.

Online recruitment services revenues for the second quarter of 2014 were RMB312.0 million (US$50.3 million), representing a 15.8% increase from RMB269.5 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using online recruitment services, which was partially offset by a decrease in average revenue per unique employer and the impact of the VAT policy change effective June 1, 2014 (as described below in “Other Company News”). Unique employers increased 21.3% to 280,203 in the second quarter of 2014 compared with 231,011 in the same quarter of the prior year driven by strengthened customer acquisition efforts and increased usage of online recruitment services by employers. However, average revenue per unique employer decreased 4.6% in the second quarter of 2014 as compared with the same quarter in 2013 primarily due to the addition of new customers who generally purchase introductory, lower priced services and the effect of the VAT policy change on online recruitment services revenues.

Print advertising revenues for the second quarter of 2014 decreased 78.8% to RMB2.3 million (US$0.4 million) compared with RMB11.0 million for the same quarter in 2013 primarily due to the ongoing business transition away from print advertising services. The estimated number of print advertising pages generated in the second quarter of 2014 was 21 pages compared with 355 pages in the same quarter in 2013. The Company operates a print publication in the city of Xian as of June 30, 2014 compared with five cities as of June 30, 2013.

Other human resource related revenues for the second quarter of 2014 increased 15.6% to RMB143.2 million (US$23.1 million) from RMB123.8 million in the same quarter of 2013 primarily due to growth and usage of business process outsourcing and training services.

Gross profit for the second quarter of 2014 increased 13.9% to RMB325.8 million (US$52.5 million) from RMB286.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, increased to 73.9% in the second quarter of 2014 compared with 73.7% in the same quarter in 2013.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

Operating expenses for the second quarter of 2014 increased 26.7% to RMB203.4 million (US$32.8 million) from RMB160.6 million for the same quarter of 2013. Sales and marketing expenses for the second quarter of 2014 increased 28.3% to RMB142.6 million (US$23.0 million) from RMB111.1 million for the same quarter of the prior year primarily due to additional sales headcount, higher employee compensation expenses and greater advertising expenditures. General and administrative expenses for the second quarter of 2014 increased 23.0% to RMB60.8 million (US$9.8 million) from RMB49.4 million in the second quarter of 2013 primarily due to higher share-based compensation expense and professional service fees as well as greater office, rental and depreciation expenses.

Income from operations for the second quarter of 2014 decreased 2.4% to RMB122.4 million (US$19.7 million) from RMB125.5 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 27.8% in the second quarter of 2014 compared with 32.3% in the same quarter of 2013. Excluding share-based compensation expense, operating margin would be 31.9% in the second quarter of 2014 compared with 36.2% in the same quarter of 2013.

In April 2014, the Company completed an offering of US$172.5 million in convertible senior notes. In connection with this offering, US$50 million of the net proceeds received by the Company was used to enter into zero-strike call option transactions, which were executed in the second quarter. As a result, in the second quarter of 2014, the Company recognized a mark-to-market loss of RMB28.9 million (US$4.7 million) associated with a change in fair value of convertible notes and of RMB24.9 million (US$4.0 million) associated with a change in fair value of zero-strike call options. The Company also incurred RMB47.2 million (US$7.6 million) in one-time issuance costs related to the convertible notes offering in the second quarter of 2014.

Other income in the second quarter of 2014 included local government financial subsidies of RMB32.6 million (US$5.3 million). The effective tax rate in the second quarter of 2014 increased to 36.0% compared with 17.5% in the second quarter of 2013 as a result of non-tax deductible items, primarily the convertible notes issuance costs and the changes in fair value of convertible notes and zero-strike call options, which comprised a large portion of the income before income tax base. The effective tax rate on non-GAAP results in the second quarter of 2014 was 15.0% compared with 15.6% in the second quarter of 2013.

Net income for the second quarter of 2014 was RMB52.0 million (US$8.4 million) compared with RMB119.2 million for the same quarter in 2013. Fully diluted earnings per common share for the second quarter of 2014 were RMB0.86 (US$0.14) compared with RMB1.99 for the same quarter in 2013. Fully diluted earnings per ADS for the second quarter of 2014 were RMB1.72 (US$0.28) compared with RMB3.98 in the second quarter of 2013.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

In the second quarter of 2014, total share-based compensation expense was RMB18.3 million (US$3.0 million) compared with RMB14.8 million in the second quarter of 2013. The Company also recognized a gain from foreign currency translation of RMB5.3 million (US$0.9 million) in the second quarter of 2014 compared with a loss of RMB2.4 million in the second quarter of 2013.

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income for the second quarter of 2014 increased 21.5% to RMB165.8 million (US$26.7 million) compared with RMB136.4 million for the second quarter of 2013. Non-GAAP adjusted fully diluted earnings per common share were RMB2.75 (US$0.44) in the second quarter of 2014 compared with RMB2.28 in the second quarter of 2013. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2014 were RMB5.50 (US$0.89) compared with RMB4.56 in the second quarter of 2013.

Six Months 2014 Unaudited Financial Results

Total revenues for the six months ended June 30, 2014 were RMB894.7 million (US$144.2 million), an increase of 14.0% from RMB784.7 million for the same period in 2013. Income from operations for the six months ended June 30, 2014 increased 0.5% to RMB242.2 million (US$39.0 million) from RMB241.0 million for the same period in 2013.

Net income for the six months ended June 30, 2014 was RMB170.4 million (US$27.5 million) compared with RMB228.0 million for the same period in 2013. Fully diluted earnings per common share for the six months ended June 30, 2014 was RMB2.81 (US$0.45) compared with RMB3.81 for the same period in 2013. Fully diluted earnings per ADS for the six months ended June 30, 2014 were RMB5.63 (US$0.91) compared with RMB7.63 for the same period in 2013.

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income for the six months ended June 30, 2014 increased 16.7% to RMB303.4 million (US$48.9 million) from RMB260.1 million for the six months ended June 30, 2013. Non-GAAP adjusted fully diluted earnings per common share were RMB5.01 (US$0.81) for the six months ended June 30, 2014 compared with RMB4.35 in the same period in 2013. Non-GAAP adjusted fully diluted earnings per ADS for the six months ended June 30, 2014 were RMB10.02 (US$1.62) compared with RMB8.70 in the same period in 2013.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

As of June 30, 2014, cash and short-term investments totaled RMB4,207.9 million (US$678.3 million) compared with RMB3,147.5 million as of December 31, 2013. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in a full-quarter effect of the VAT policy change, the Company’s total revenues target for the third quarter of 2014 is in the estimated range of RMB455 million to RMB470 million (US$73.3 million to US$75.8 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2014 is in the estimated range of RMB2.25 to RMB2.45 (US$0.36 to US$0.39) per common share. The Company expects total share-based compensation expense in the third quarter of 2014 to be in the estimated range of RMB21 million to RMB22 million (US$3.4 million to US$3.5 million).

Other Company News

Effective June 1, 2014, the Company’s PRC subsidiaries ceased paying a 3% business tax on gross revenues from value-added telecommunication services in China and instead became subject to a VAT of 6%, reflected directly at the net revenues level, while being permitted to offset input VAT supported by valid VAT invoices received from vendors against the VAT liability. Due to this policy change, the Company’s revenues, principally its online recruitment services revenues, have been reduced, which affects the comparability of revenue figures before and after June 1, 2014.

In June 2014, the Company’s shareholders approved an increase to a share repurchase program originally authorized in September 2008 from US$25 million to US$75 million.

Effective August 8, 2014, the Company changed the ratio of its ADS to common share from one (1) ADS to two (2) common shares to one (1) ADS to one (1) common share. The presentation of per ADS data contained in this press release does not reflect this ratio change.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2036 to US$1.00, the noon buying rate on June 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on August 11, 2014 (9:00 a.m. Shanghai / Hong Kong time zone on August 12, 2014) to discuss its second quarter 2014 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 5363023 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding convertible senior notes issuance costs and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such costs are one-time, non-recurring and not attributable to the underlying performance of the Company’s business. The Company believes excluding change in fair value of convertible notes and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such change is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding change in fair value of zero-strike call options and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such change is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2014, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2014; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2014 or as a result of new information, future events or otherwise.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	June 30, 2013 (unaudited)	June 30, 2014 (unaudited)	June 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	269,533	312,021	50,297
Print advertising	11,020	2,338	377
Other human resource related revenues	123,808	143,165	23,077

Total revenues	404,361	457,524	73,751

Less: Business and related tax	(16,391)	(16,478)	(2,656)

Net revenues	387,970	441,046	71,095

Cost of services (Note 2)	(101,949)	(115,234)	(18,575)

Gross profit	286,021	325,812	52,520

Operating expenses:
Sales and marketing (Note 3)	(111,117)	(142,568)	(22,981)
General and administrative (Note 4)	(49,438)	(60,805)	(9,802)

Total operating expenses	(160,555)	(203,373)	(32,783)

Income from operations	125,466	122,439	19,737
(Loss) Gain from foreign currency translation	(2,390)	5,337	860
Interest and investment income, net	18,572	22,030	3,551
Convertible senior notes issuance costs	—	(47,210)	(7,610)
Change in fair value of convertible notes	—	(28,879)	(4,655)
Change in fair value of zero-strike call options	—	(24,874)	(4,010)
Other income, net	2,879	32,303	5,207

Income before income tax expense	144,527	81,146	13,080
Income tax expense	(25,291)	(29,189)	(4,705)

Net income	119,236	51,957	8,375

Other comprehensive income:
Foreign currency translation adjustments	(3)	5	1

Comprehensive income	119,233	51,962	8,376

Earnings per share:
Basic	2.04	0.88	0.14
Diluted	1.99	0.86	0.14

Earnings per ADS (Note 5):
Basic	4.08	1.75	0.28
Diluted	3.98	1.72	0.28

Weighted average number of common shares outstanding:
Basic	58,400,383	59,285,976	59,285,976
Diluted	59,899,196	60,273,997	60,273,997

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2036 to US$1.00 on June 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB2,375 and RMB2,935 (US$473) for the three months ended June 30, 2013 and 2014, respectively.
3.	Includes share-based compensation expense of RMB2,041 and RMB2,523 (US$407) for the three months ended June 30, 2013 and 2014, respectively.
4.	Includes share-based compensation expense of RMB10,403 and RMB12,862 (US$2,073) for the three months ended June 30, 2013 and 2014, respectively.
5.	Each ADS represents two common shares.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
(In thousands, except share, per share and per ADS data)	June 30, 2013 (unaudited)	June 30, 2014 (unaudited)	June 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	517,564	613,564	98,905
Print advertising	35,822	10,776	1,737
Other human resource related revenues	231,350	270,385	43,585

Total revenues	784,736	894,725	144,227

Less: Business and related tax	(32,037)	(34,149)	(5,505)

Net revenues	752,699	860,576	138,722

Cost of services (Note 2)	(201,312)	(222,049)	(35,794)

Gross profit	551,387	638,527	102,928

Operating expenses:
Sales and marketing (Note 3)	(212,550)	(274,521)	(44,252)
General and administrative (Note 4)	(97,858)	(121,796)	(19,633)

Total operating expenses	(310,408)	(396,317)	(63,885)

Income from operations	240,979	242,210	39,043
(Loss) Gain from foreign currency translation	(3,791)	5,876	947
Interest and investment income, net	35,849	43,700	7,044
Convertible senior notes issuance costs	—	(47,210)	(7,610)
Change in fair value of convertible notes	—	(28,879)	(4,655)
Change in fair value of zero-strike call options	—	(24,874)	(4,010)
Other income, net	3,019	32,378	5,219

Income before income tax expense	276,056	223,201	35,978
Income tax expense	(48,028)	(52,765)	(8,505)

Net income	228,028	170,436	27,473

Other comprehensive income:
Foreign currency translation adjustments	(0)	84	14

Comprehensive income	228,028	170,520	27,487

Earnings per share:
Basic	3.92	2.88	0.46
Diluted	3.81	2.81	0.45

Earnings per ADS (Note 5):
Basic	7.84	5.75	0.93
Diluted	7.63	5.63	0.91

Weighted average number of common shares outstanding:
Basic	58,153,065	59,260,210	59,260,210
Diluted	59,802,414	60,550,822	60,550,822

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2036 to US$1.00 on June 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB4,531 and RMB6,090 (US$982) for the six months ended June 30, 2013 and 2014, respectively.
3.	Includes share-based compensation expense of RMB3,895 and RMB5,235 (US$844) for the six months ended June 30, 2013 and 2014, respectively.
4.	Includes share-based compensation expense of RMB19,853 and RMB26,687 (US$4,302) for the six months ended June 30, 2013 and 2014, respectively.
5.	Each ADS represents two common shares.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	June 30, 2013 (unaudited)	June 30, 2014 (unaudited)	June 30, 2014 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	144,527	81,146	13,080
Add back: Share-based compensation expense	14,819	18,320	2,953
Add back: Loss (Gain) from foreign currency translation	2,390	(5,337)	(860)
Add back: Convertible senior notes issuance costs	—	47,210	7,610
Add back: Change in fair value of convertible notes	—	28,879	4,655
Add back: Change in fair value of zero-strike call options	—	24,874	4,010

Non-GAAP income before income tax expense	161,736	195,092	31,448

GAAP income tax expense	(25,291)	(29,189)	(4,705)
Tax effect of share-based compensation expense, loss (gain) from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options	1	(124)	(20)

Non-GAAP income tax expense	(25,290)	(29,313)	(4,725)

Non-GAAP adjusted net income	136,446	165,779	26,723

Non-GAAP adjusted earnings per share:
Basic	2.34	2.80	0.45
Diluted	2.28	2.75	0.44

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.67	5.59	0.90
Diluted	4.56	5.50	0.89

Weighted average number of common shares outstanding:
Basic	58,400,383	59,285,976	59,285,976
Diluted	59,899,196	60,273,997	60,273,997

	For the Six Months Ended
(In thousands, except share, per share and per ADS data)	June 30, 2013 (unaudited)	June 30, 2014 (unaudited)	June 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	276,056	223,201	35,978
Add back: Share-based compensation expense	28,279	38,012	6,128
Add back: Loss (Gain) from foreign currency translation	3,791	(5,876)	(947)
Add back: Convertible senior notes issuance costs	—	47,210	7,610
Add back: Change in fair value of convertible notes	—	28,879	4,655
Add back: Change in fair value of zero-strike call options	—	24,874	4,010

Non-GAAP income before income tax expense	308,126	356,300	57,434

GAAP income tax expense	(48,028)	(52,765)	(8,505)
Tax effect of share-based compensation expense, loss (gain) from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options	(0)	(124)	(20)
Non-GAAP income tax expense	(48,028)	(52,889)	(8,525)

Non-GAAP adjusted net income	260,098	303,411	48,909

Non-GAAP adjusted earnings per share:
Basic	4.47	5.12	0.83
Diluted	4.35	5.01	0.81

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	8.95	10.24	1.65
Diluted	8.70	10.02	1.62

Weighted average number of common shares outstanding:
Basic	58,153,065	59,260,210	59,260,210
Diluted	59,802,414	60,550,822	60,550,822

________________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2036 to US$1.00 on June 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Each ADS represents two common shares.

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51job, Inc. Reports Second Quarter 2014 Financial Results

August 11, 2014

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2013 (unaudited)	June 30, 2014 (unaudited)	June 30, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,065,543	1,039,449	167,556
Restricted cash	15,489	3,472	560
Short-term investments	2,081,964	3,168,455	510,745
Accounts receivable (net of allowance of RMB3,347 and RMB804 as of December 31, 2013 and June 30, 2014, respectively)	62,808	48,820	7,870
Prepayments and other current assets	345,061	401,940	64,791
Deferred tax assets, current	9,757	6,062	977

Total current assets	3,580,622	4,668,198	752,499

Non-current assets:
Property and equipment, net	519,277	530,427	85,503
Intangible assets, net	3,652	8,207	1,323
Other long-term assets	18,808	8,697	1,402
Deferred tax assets, non-current	632	654	105

Total non-current assets	542,369	547,985	88,333

Total assets	4,122,991	5,216,183	840,832

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	22,858	22,180	3,575
Salary and employee related accrual	60,076	43,672	7,040
Taxes payable	78,100	47,256	7,617
Advance from customers	411,877	509,955	82,203
Other payables and accruals	212,978	190,889	30,771

Total current liabilities	785,889	813,952	131,206

Non-current liabilities:
Deferred tax liabilities, non-current	5,983	12,361	1,993
Convertible senior notes	—	1,090,513	175,787

Total non-current liabilities	5,983	1,102,874	177,780

Total liabilities	791,872	1,916,826	308,986

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 59,144,055 and 59,496,923 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	48	49	8
Additional paid-in capital	1,316,713	1,114,430	179,643
Statutory reserves	8,456	8,456	1,363
Accumulated other comprehensive income	1,541	1,625	262
Retained earnings	2,004,361	2,174,797	350,570

Total shareholders’ equity	3,331,119	3,299,357	531,846

Total liabilities and shareholders’ equity	4,122,991	5,216,183	840,832

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Note 1:	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2036 to US$1.00 on June 30, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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